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Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

AT&T Acquisition Customer-Facing Messages and Q&A
Updated 2/15/05

Message for Sales Employees: The following message points and Q&A are designed to assist you in responding to questions you receive from customers regarding the planned acquisition of AT&T. The messages and Q&A below should be used for your reference during verbal discussions with customers. This document is not designed to be shared directly with customers.

Key Points to Share with Customers

•
Until the merger closes, we must operate as two different companies.
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Everyone at SBC is excited about the news that we plan to acquire AT&T.
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SBC's planned acquisition of AT&T is a positive step forward for our company and the whole industry.
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The merger will create a stronger, broader company that will be in an ideal position to serve the needs of both consumers and business customers.
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The merger will be reviewed by the Department of Justice, the Federal Communications Commission, some state public service commissions, and a few foreign countries.
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The merger is expected to close in early 2006.
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In the meantime, you can still count on the same dedication and service you have come to expect from SBC.
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All public information related to the acquisition is available at the following Web site: http://sbc.merger-news.com/. I encourage you to visit this site for all available details and updates on the merger approval process.

Q&A to Assist with Customer Questions

Q:
Isn't this an anti-competitive move that will hurt customers and limit choices?
A:
No. This is a merger of complementary companies. It unites AT&T's business and enterprise strengths with SBC's consumer and small business strengths. It will provide customers with more and broader choices, not fewer.

Q:
How will this affect me? Do I need to do anything?
A:
No, you don't need to do anything at this point. Whatever services you have from either company will continue to be provided and are not affected by this announcement.

Q:
I'm an SBC stockholder. I don't like this plan.
A:
SBC believes this merger will create a strong, financially secure company that will be good for stockholders like you. I would suggest you direct any other questions or concerns about your stock ownership to Investor Relations, which you can reach via our Web site, www.sbc.com.

Q:
What affect will this have on prices for services?
A:
Today's announcement will not have any immediate impact on pricing. We will continue to provide highly competitive pricing and service offers.

Q:
Can you help me coordinate with AT&T?
A:
No. SBC and AT&T today are separate companies and strong competitors. If you work with both companies today, you must continue to work separately with both until the merger is complete.

Q:
How will the acquisition affect SBC dealings with vendors?
A:
We have very strong relationships with a range of telecom equipment vendors, systems integrators and other suppliers. We certainly anticipate that these strong vendor relationships will continue.

Q:
Why should I move from AT&T to SBC?
A:
We have a great deal to offer customers within our sweet spot, regardless of the competition. (Note: The "Why SBC" overview presentation and other materials on Sales One outline key differentiators among SBC and its competitors.)

Q:
What changes am I likely to experience at the time of the merger?
A:
Both companies will continue to provide seamless service. Over time, you will be able to take advantage of the benefits of the integrated company.

Q:
If I have AT&T for LD and SBC for voice or data, will I get a consolidated bill or a package discount?
A:
SBC and AT&T today are separate companies and strong competitors. If you're looking for consolidated services and a single bill, I can provide details on SBC Long Distance packages available today.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.

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AT&T Acquisition Customer-Facing Messages and Q&A Updated 2/15/05